Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005

(212) 530-5000

December 16, 2014

Re:	Compañía de Minas Buenaventura S.A.A., File No. 001-14370

Form 20-F for the Fiscal Year Ended December 31, 2013, Filed April 30, 2014

and Response dated November 12, 2014

Tia L. Jenkins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Jenkins:

Thank you for taking our recent call. As we discussed on the call, Carlos Gálvez, Vice President and Chief Financial Officer of Compañía de Minas Buenaventura S.A.A. (the “Company”), has requested, on behalf of the Company, an extension to respond to the Staff’s comments raised in the Staff’s letter to the Company dated December 3, 2014 relating to the Staff’s review of the above-referenced filings. The Company has requested the extension to enable the Company to ensure that the Company’s internal accounting group and external Peruvian and U.S. independent auditors have sufficient time to coordinate detailed responses to the Staff’s comments. You indicated in our call today that the Staff would grant the Company an extension for responding to the Staff’s letter to January 16, 2015. The Company very much appreciates your flexibility in this regard and we look forward to working with you on this matter.

Sincerely yours,

/s/ Arnold B. Peinado, III

cc:	Carlos Gálvez
Daniel Dominguez
Compañía de Minas Buenaventura S.A.A.